UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)
☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

Name of issuer
Insense Ads, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
August 1, 2016

Physical address of issuer
31 West 34th Street, Suite 8189, New York, NY, 10001

Website of issuer
https://insense.pro/

Current number of employees
1

Reason for Termination of Reports:

The Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-TR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Danil Saliukov
_____
(Signature)

Danil Saliukov
_____
(Name)

CEO, Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-TR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Danil Saliukov
_____
(Signature)

Danil Saliukov
_____
(Name)

CEO, Director
_____
(Title)

5/2/2024
_____
(Date)

/s/ Anton Saliukov

(Signature)

Anton Saliukov

(Name)

COO, Director

(Title)

5/2/2024

(Date)

/s/ Thomas Babcock

(Signature)

Thomas Babcock

(Name)

Director

(Title)

5/2/2024

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.